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*RA# 1/7/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053807

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING DEC 31 2002 WASH. D.C. 181

SEC FILE NUMBER
8- 36747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TD Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Stroud (212) 827-7508
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
1/9/03

OATH OR AFFIRMATION

I, Peter Stroud, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Securities (USA) Inc., as of October 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President, Director

Title

Notary Public

MARIANNE ROSS
Notary Public - State of New York
NO. 01RO5034804
Qualified in Suffolk County
My Commission Expires 10/17/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement Of Financial Condition

TD Securities (USA) Inc.

Year ended October 31, 2002

TD Securities (USA) Inc.

Consolidated Statement of Financial Condition

Year ended October 31, 2002

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Shareholder and Board of Directors
TD Securities (USA) Inc.

We have audited the accompanying consolidated statement of financial condition of TD Securities (USA) Inc. (the "Company") as of October 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial position referred to above presents fairly, in all material respects, the consolidated financial condition of TD Securities (USA) Inc. at October 31, 2002 in conformity with accounting principles generally accepted in the United States.

December 16, 2002

Ernst & Young LLP

TD Securities (USA) Inc.

Consolidated Statement of Financial Condition

October 31, 2002
($ in thousands)

Assets		
Cash	$	11,025
Securities deposited in special reserve bank account for the exclusive benefit of customers		19,857
Receivable from brokers, dealers, and clearing organizations		305,258
Receivable from customers		10,691
Receivable from affiliates		15,634
Securities and other financial instruments owned, at fair value		752,596
Securities owned, pledged to creditors or clearing brokers, at fair value		1,723,584
Securities purchased under agreements to resell		1,172,181
Securities borrowed		472,971
Time deposits		2,949
Fixed assets (net of accumulated depreciation of $13,855)		3,904
Deferred tax assets		22,161
Other assets		35,321
	$	4,548,132
Liabilities and stockholder's equity		
Bank loan payable to parent	$	400,000
Payable to brokers, dealers, and clearing organizations		123,108
Payable to customers		17,849
Securities sold under agreements to repurchase		1,701,748
Securities sold, but not yet purchased, at market		912,661
Taxes payable		28,059
Accrued expenses and other liabilities		118,508
Total liabilities		3,301,933
Commitments and contingencies		
Liabilities subordinated to claims of general creditors		1,085,000
Common stock ($.01 par value; 1,000 shares authorized; 500 shares issued and outstanding)		–
Paid-in capital		102,877
Retained earnings		58,322
Total stockholder's equity		161,199
	$	4,548,132

See accompanying notes.

TD Securities (USA) Inc.

Notes to Consolidated Statement of Financial Condition

October 31, 2002

1. Organization and Basis of Presentation

TD Securities (USA) Inc. ("TDSI") is a wholly-owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc. (the "Parent"), which is a wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank").

The consolidated Statement of Financial Condition includes the accounts of TDSI and its wholly owned subsidiary, TD Professional Execution (collectively, the "Company"). All material intercompany balances and transactions have been eliminated.

On March 1, 2002, the Bank acquired Rom-Bo Trading Company, a U.S. listed options execution firm, for approximately $12.6 million and renamed it TD Professional Execution, Inc. ("TDPE"). After the acquisition of TDPE, the Bank contributed the equity of TDPE to the Parent, which in turn contributed the equity of TDPE to TDSI. In connection with these transactions, TDSI recorded goodwill of approximately $9.7 million, representing the excess of cash paid by the Bank over net assets acquired of approximately $2.9 million. In addition, on May 1, 2002, TDPE acquired Botta Plus ("Botta"), a division of Botta Capital Management, L.L.C., for approximately $800,000. In connection with the acquisition of Botta, TDPE recorded approximately $700,000 of goodwill.

TDSI operates as a broker-dealer in U.S. and Canadian Government debt, corporate debt, equity and money market securities. TDSI also acts as agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSI is registered with the National Association of Securities Dealers, Inc. ("NASD").

National Investor Services Corp., BNY ESI & Co., Inc., Bear Stearns Securities Corp., and Goldman Sachs and Co., all U.S. broker-dealers, act as clearing agents for the majority of TDSI's trading activities. Additionally, TDSI clears certain fixed income securities through the Bank and The Bank of New York.

TDPE operates as a broker-dealer in U.S. options. TDPE's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates. TDPE is registered with the Chicago Board of Options Exchange ("CBOE") and is a member of the NASD.

2. Summary of Significant Accounting Policies

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty on the Consolidated Statement of Financial Condition.

Securities borrowed are carried at the amount of cash collateral advanced plus accrued interest. It is the Company's policy to value the securities borrowed on a daily basis, and to obtain appropriate collateral as necessary to ensure such transactions are adequately collateralized.

All assets and liabilities of the Company which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" are carried at amounts which approximate their fair value.

Securities and other financial instruments transactions, including transactions in derivative securities, and non-marketable securities such as Collaterized Debt Obligations ("CDO's") as well as related revenues and expenses are recorded on a trade date basis and carried at fair value on the Consolidated Statement of Financial Condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

2. Summary of Significant Accounting Policies (continued)

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2002, the Company obtained and had available securities with a fair value of approximately $3.0 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. On the Consolidated Statement of Financial Condition, such amounts are reported net of approximately $1.8 billion of principal balances pursuant to legally enforceable master netting agreements.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. Generally, securities transactions settle within three business days after trade date.

Time deposits represent Federal funds sold on an overnight basis.

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of three to five years.

The Consolidated Statement of Financial Condition are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are tested for impairment at least annually. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001; however, the Company adopted SFAS 142 as of November 1, 2001. The Company had no goodwill as of the date of adoption; therefore no initial impairment test was required.

At October 31, 2002, other assets on the Consolidated Statement of Financial Condition include goodwill of approximately $10.4 million, including approximately $9.7 million related to its acquisition of TDPE and approximately $0.7 million of goodwill related to TDPE's acquisition of Botta. The Company completed its annual goodwill impairment test as of October 31, 2002. Such test did not indicate impairment.

4. Securities and Other Financial Instruments Owned and Securities Sold but not yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve account for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2002, consist of the following:

	Owned	Sold, but Not Yet Purchased
	($ in thousands)	
U.S. and Canadian Government Bonds	$ 417,258	$ 328,253
U.S. and Canadian Corporate and Convertible Bonds	1,781,813	41,553
U.S. Common and Preferred Shares	251,525	541,384
Exchange Traded Equity Options	33,138	1,471
Over the Counter Derivative Contracts	12,303	–
	$ 2,496,037	$ 912,661

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

CDO's owned by the Company of approximately $314.4 million at October 31, 2002 are included in "U.S. and Canadian Corporate and Convertible Bonds" on the above table.

Over the counter derivative contracts primarily consist of credit defaults swaps which TDSI has entered into to hedge its credit exposure in certain proprietary convertible debt positions. The counterparty for these transactions is the Bank.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations, at October 31, 2002 consist of:

	Receivable	Payable
	($ in thousands)	
Securities failed-to-deliver/receive	$ 139,133	$ 118,811
Receivable from/payable to clearing brokers	166,125	4,297
	$ 305,258	$ 123,108

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event its clearing agents or customers are unable to satisfy their contracted obligations.

6. Related Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2002, the balances in these bank accounts totaled approximately $10.9 million.

In the normal course of business, the Company trades securities with the Bank and its affiliates. As of October 31, 2002, receivable from customers includes approximately $6.7 million due from the Bank and payable to customers includes approximately $16.5 million owed to the Bank related to such trading activity.

6. Related Party Transactions (continued)

During the year ended October 31, 2002, a management fee was earned by the Company for the management of services provided to the Bank's New York Branch.

Additionally, the Company earned commissions related to equity agency trading introduced to the Company by TD Securities, Inc.

The Company has incurred certain brokerage and distribution expenses which were earned by the Bank and affiliates of the Company.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management and the distribution of certain financial instruments. In connection with such asset management and loan origination and syndication activities, the Company had accrued approximately $15.6 million of commission receivable which is reflected as receivable from affiliates on the Consolidated Statement of Financial Condition.

The Company sold securities under agreements to repurchase to the Bank and purchased other securities under agreements to resell from the Bank. At October 31, 2002, the aggregate fair values of the securities sold under agreements to repurchase and the securities purchased under agreements to resell, including accrued interest, were approximately $1,457.8 million and $567.1 million respectively.

Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and of such securities purchased under agreements to resell, including accrued interest, were approximately $1,477.7 million and $562.1 million respectively.

The Company has an existing $3.5 billion unsecured line of credit agreement with the Parent, of which $400 million is drawn as of October 31, 2002. Loans under the line of credit bear interest at a rate of one-month LIBOR + 1/8 of 1%. Included in accrued expenses and other liabilities is approximately $3.1 million of interest payable to the Parent related to this loan.

7. Employee Benefit Plans

The Bank has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, TD Equity Options ("TDEO"; a subsidiary of the Bank) and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

7. Employee Benefit Plans (continued)

The Bank also provides postretirement medical, dental, and life insurance (the "Postretirement Plan") which covers full-time employees of the Company, TDEO and the Bank upon reaching normal retirement age.

The following tables set forth the financial position of the Plan and the Postretirement Plan at October 31, 2002. Change in benefit obligations and Reconciliation of funded status represent the obligations of the Company related to the Plan and the Postretirement Plan. Change in plan assets represent assets of the Plan and are for the benefit of employees of both the Bank and the Company.

	Year ended October 31, 2002	
	Pension Benefit Plan	**Postretirement Benefit Plan**
	($ in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 10,949	$ 4,046
Service cost	1,334	672
Interest cost	801	310
Actuarial losses (gains)	1,342	1,092
Plan amendments	147	–
Benefits paid	(124)	(140)
Benefit obligation at end of year	$ 14,449	$ 5,980
Change in plan assets		
Fair value of plan assets at beginning of year	$ 8,741	$ –
Actual return on plan assets	(690)	–
Company contributions	1,694	–
Benefits paid	(179)	–
Fair value of plan assets at end of year	$ 9,566	$ –

7. Employee Benefit Plans (continued)

	Year ended October 31, 2002 Pension Benefit Plan	Year ended October 31, 2002 Postretirement Benefit Plan
	($ in thousands)	
Reconciliation of funded status		
Funded (underfunded) status of the plan	$ (7,454)	$ (5,980)
Unrecognized net actuarial (gain)/loss	4,089	1,728
Unrecognized prior service cost	239	1,521
Accrued benefit cost	$ (3,126)	$ (2,731)
Weighted-average assumptions as of October 31, 2002		
Discount rate	6.50%	6.50%
Expected return on plan assets	8.50%	-
Rate of compensation increase	4.50%	4.50%

Plan assets within the Trust consist principally of balanced mutual funds of stocks and bonds.

Plan assets as of October 31, 2002 and the actual return on investments during fiscal 2002 were allocated between the Company and the Bank in proportion to the projected benefit obligation as of October 31, 2002.

There were no changes in the actuarial cost methods from the previous valuation. The remaining prior service cost is being amortized over sixteen years. Gains and losses are being amortized using the corridor method.

The most recent Plan amendment was adopted on December 31, 1997. As of January 1, 2001, the Company amended the Postretirement Plan to lower the eligibility age for employees meeting certain minimum service requirements and to modify the life insurance payout schedule.

For measurement purposes, a 9.0% (12.0% for participants over age 65) annual rate of increase in the per capita cost of covered health care benefits was assumed. The rate was assumed to decrease gradually to 5.0% for 2005-2006 (2008-2009 for participants over age 65) and remain at that level thereafter.

The Bank also has a defined contribution retirement plan (401(k) savings plan) covering most of the employees of the Company, TDEO and the Bank.

8. Subordinated Loans

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the NASD:

Amount	Maturity	Rate
$ 25,000,000	06/15/04	1-month LIBOR + 1/8 of 1%
75,000,000	09/30/04	1-month LIBOR + 1/8 of 1%
60,000,000	11/30/04	1-month LIBOR + 1/8 of 1%
50,000,000	07/30/05	1-month LIBOR + 1/8 of 1%
150,000,000	11/30/05	1-month LIBOR + 1/8 of 1%
225,000,000	05/30/04	1-month LIBOR + 1/8 of 1%
500,000,000	05/31/04	1-month LIBOR + 1/8 of 1%

The loans qualify as equity in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

Included in accrued expenses and other liabilities as of October 31, 2002 is approximately $800,000 of interest payable to the Parent for such subordinated loans.

9. Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing agreement, the Parent arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses the Parent based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. The Company files separate state and local income tax returns.

In accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes," the Company has a deferred tax asset relating primarily to the Company's bonuses, pension plan and deferred underwriting fees. The Company recognizes the federal, state and local deferred tax benefit associated with such temporary differences as a deferred tax asset on its Consolidated Statement of Financial Condition. The Company has not recorded an associated valuation allowance.

10. Regulatory Requirements

As a registered broker-dealer and member of the NASD, TDSI is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2002, the TDSI's net capital, as defined, was approximately $595.3 million, which exceeded the minimum requirement by approximately $594.3 million. The percentage of net capital to aggregate debit items was 2,163%.

As of October 31, 2002, U.S. Treasury securities with a market value of approximately $19.9 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

TDPE, as a registered broker of CBOE, is subject to Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2002, TDPE's net capital, as defined, was approximately $5.7 million, which exceeded the minimum requirement by approximately $5.5 million.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount. Off-balance sheet contracts are valued at fair. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

11. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company's financing activities require that it accept and pledge securities as collateral for secured financing such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account. The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold but not yet purchased represent obligations to deliver specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

12. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease that expires in the year 2006, with provision for renewal. Rental payments may be adjusted for increases in operating expenses and real estate taxes.

Future minimum payments under the Company's lease as of October 31, 2002 are as follows:

2003	$ 6,662,760
2004	6,662,760
2005	6,662,760
2006	3,331,380
Total minimum lease payments	$ 23,319,660